Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

January 28, 2019

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0409
Attention:     Edwin Kim, Attorney-Advisor
Jan Woo, Legal Branch Chief

RE: Upland Software, Inc.
Registration Statement on Form S-3
File No. 333-228767
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Upland Software, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on January 31, 2019, or as soon thereafter as may be practicable.

Thank you for your assistance in this matter. Should you have any questions, please call Steven Tyndall of Pillsbury Winthrop Shaw Pittman LLP at 512-580-9612.

Very truly yours,

Upland Software, Inc.

By:	/s/ Kin Gill
Kin Gill
SVP, General Counsel

cc:     John T. McDonald
Michael D. Hill
Steven M. Tyndall